Supplemental Material for Financial Results for FY2014 First Quarter (Consolidated)

< U.S. GAAP >

	FY2013										FY2014		FY2014
	1Q (2012/4-6)		2Q (2012/7-9)		3Q (2012/10-12)		4Q (2013/1-3)		12 months (’12/4-’13/3)		1Q (2013/4-6)		Forecast 12 months (’13/4-’14/3)
Vehicle Production (thousands of units)	2,236		2,164		2,028		2,271		8,698		2,254		—
(Japan) – including Daihatsu & Hino	1,105		1,100		946		1,126		4,276		1,059		—
[Daihatsu & Hino]	[243	]	[225	]	[197	]	[243	]	[907	]	[230	]	[—	]
(Overseas) – including Daihatsu & Hino	1,131		1,064		1,082		1,145		4,422		1,195		—
[Daihatsu & Hino]	[60	]	[59	]	[62	]	[61	]	[244	]	[67	]	[—	]
North America	451		391		398		437		1,677		484		—
Europe	102		78		87		102		368		108		—
Asia	470		478		488		488		1,924		474		—
Central and South America	44		48		57		55		205		64		—
Oceania	24		30		23		23		100		27		—
Africa	40		39		29		40		148		38		—
Vehicle Sales (thousands of units)	2,269		2,247		2,113		2,241		8,871		2,232		9,100
[First Half 6 months]									[4,516	]			[4,510	]
(Japan) – including Daihatsu & Hino	577		615		476		611		2,279		526		2,220
[Daihatsu & Hino]	[191	]	[175	]	[137	]	[193	]	[697	]	[167	]	[670	]
(Overseas) – including Daihatsu & Hino	1,692		1,632		1,637		1,630		6,592		1,706		6,880
[Daihatsu & Hino]	[75	]	[75	]	[74	]	[74	]	[299	]	[79	]	[330	]
North America	663		598		604		603		2,469		689		2,610
Europe	209		203		191		196		799		193		820
Asia	418		421		428		416		1,684		394		1,700
Central and South America	86		100		87		92		364		106		420
Oceania	67		63		70		71		271		60		260
Africa	62		68		62		67		259		67		280
Middle East	186		177		194		183		741		196		790
Other	1		2		1		2		5		1		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,485		2,431		2,345		2,430		9,692		2,480		10,100
Housing Sales (units)	930		1,494		1,485		1,969		5,878		988		6,300

Supplemental 1

Supplemental Material for Financial Results for FY2014 First Quarter (Consolidated) < U.S. GAAP >
	FY2013					FY2014	FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	Forecast 12 months (’13/4-’14/3)
Foreign Exchange Rates
Yen to US Dollar Rate	80	79	81	92	83	99	as premise: 92
Yen to Euro Rate	103	98	105	122	107	129	as premise: 122
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	48.9	48.8	49.3	47.0	48.4	49.1	approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.1	45.2	44.8	42.6	44.3	44.0	—
Number of Employees(Note 1)	328,762	330,189	331,876	333,498	333,498	337,685	—
Net Revenues (billions of yen)	5,501.5	5,406.7	5,318.7	5,837.0	22,064.1	6,255.3	24,000.0
Geographic Information
Japan	3,242.2	3,163.9	2,976.2	3,438.5	12,821.0	3,456.2	—
North America	1,592.8	1,450.9	1,525.0	1,715.6	6,284.4	2,105.1	—
Europe	512.0	497.5	508.3	565.1	2,083.1	595.9	—
Asia	1,073.6	1,088.2	1,112.5	1,110.9	4,385.4	1,218.0	—
Other	483.4	500.8	530.3	579.5	2,094.2	609.0	—
Elimination	-1,402.7	-1,294.8	-1,333.8	-1,572.7	-5,604.1	-1,729.1	—
Business Segment
Automotive	5,120.1	5,008.7	4,889.2	5,401.0	20,419.1	5,818.0	—
Financial Services	274.4	272.0	301.3	322.8	1,170.6	339.8	—
All Other	243.2	252.6	262.0	308.4	1,066.4	234.4	—
Elimination	-136.2	-126.6	-133.8	-195.2	-592.0	-137.0	—
Operating Income (billions of yen)	353.1	340.6	124.7	502.3	1,320.8	663.3	1,940.0
(Operating Income Ratio) (%)	(6.4)	(6.3)	(2.3)	(8.6)	(6.0)	(10.6)	(8.1)
Geographic Information
Japan	107.1	143.7	15.6	309.8	576.3	456.0	—
North America	117.6	64.9	-17.1	56.4	221.9	82.6	—
Europe	3.4	8.6	9.2	5.1	26.4	5.2	—
Asia	101.5	92.9	91.7	89.7	376.0	104.1	—
Other	27.1	31.5	32.3	42.6	133.7	42.5	—
Elimination	-3.7	-1.2	-7.1	-1.4	-13.6	-27.3	—
Business Segment
Automotive	258.6	239.3	43.7	402.9	944.7	608.4	—
Financial Services	86.7	87.7	69.0	72.2	315.8	51.2	—
All Other	9.3	13.1	15.4	15.7	53.6	7.1	—
Elimination	-1.6	0.3	-3.4	11.4	6.7	-3.5	—
Income before Income Taxes (billions of yen)	415.2	379.3	131.2	477.8	1,403.6	724.1	2,030.0
(Income before Income Taxes Ratio) (%)	(7.5)	(7.0)	(2.5)	(8.2)	(6.4)	(11.6)	(8.5)
Equity in Earnings of Affiliated Companies (billions of yen)	71.3	52.5	58.1	49.4	231.5	89.9	—
Net Income(Note 2) (billions of yen)	290.3	257.9	99.9	313.9	962.1	562.1	1,480.0
(Net Income Ratio) (%)	(5.3)	(4.8)	(1.9)	(5.4)	(4.4)	(9.0)	(6.2)
Shareholder Return
Cash Dividends(Note 3) (billions of yen)	—	95.0	—	190.0	285.0	—	—
Cash Dividends per Share (yen)	—	30	—	60	90	—	—
Payout Ratio (%)	—	17.3	—	45.9	29.6	—	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	—

Supplemental 2

Supplemental Material for Financial Results for FY2014 First Quarter (Consolidated) < U.S. GAAP >
	FY2013					FY2014	FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	Forecast 12 months (’13/4-’14/3)
R&D Expenses (billions of yen)	197.4	210.0	198.6	201.4	807.4	244.1	900.0
Depreciation Expenses(Note 4) (billions of yen)	167.7	175.9	182.3	201.3	727.3	175.5	760.0
Geographic Information
Japan	95.8	105.8	109.1	118.9	429.8	88.0	420.0
North America	36.1	35.8	36.3	41.3	149.6	40.9	160.0
Europe	12.6	11.7	11.5	11.7	47.7	14.3	50.0
Asia	14.9	14.2	15.8	17.8	62.8	21.0	80.0
Other	8.1	8.2	9.4	11.4	37.4	11.1	50.0
Capital Expenditures(Note 4) (billions of yen)	139.6	179.6	211.5	321.8	852.7	203.0	920.0
Geographic Information
Japan	64.7	93.1	92.5	151.7	402.2	86.6	440.0
North America	31.0	28.3	32.8	78.9	171.2	46.1	160.0
Europe	7.1	10.9	10.7	17.4	46.2	8.8	50.0
Asia	24.1	38.7	65.1	57.3	185.3	46.9	220.0
Other	12.4	8.5	10.2	16.3	47.5	14.5	50.0
Total Liquid Assets(Note 5) (billions of yen)	5,087.7	5,093.7	5,378.6	5,883.1	5,883.1	6,471.9	—
Total Assets (billions of yen)	30,029.7	30,100.6	32,157.0	35,483.3	35,483.3	37,168.2	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,510.2	10,738.8	11,261.7	12,148.0	12,148.0	12,897.5	—
Return on Equity(Note 2) (%)	11.0	9.7	3.6	10.7	8.5	18.0	—
Return on Asset(Note 2) (%)	3.8	3.4	1.3	3.7	2.9	6.2	—
Number of Consolidated Subsidiaries	—	—	—	—	509	—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	56	—	—

Analysis of Consolidated Net Income for FY2014(Note 2) (billions of yen, approximately)	1Q (2013/4-6)
Marketing Efforts	30.0
Effects of Changes in Exchange Rates	260.0
Cost Reduction Efforts	70.0
From Engineering	60.0
From Manufacturing and Logistics	10.0
Increases in Expenses, etc.	-60.0
Other	10.2
(Changes in Operating Income)	310.2
Non-operating Income	-1.2
Equity in Earnings of Affiliated Companies	18.5
Income Taxes, Net Income Attributable to Noncontrolling Interests	-55.7
(Changes in Net Income)(Note 2)	271.8

Supplemental 3